Filed by The Pepsi Bottling Group, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893

October 27, 2009

To:           PBG Employees
Subject:  Transaction update: EU approves bottler mergers, other regulatory processes continue

Dear PBG Colleagues,

Yesterday, the European Commission, the European Union’s executive arm which has oversight for mergers, acquisitions and divestitures, approved the proposed mergers of PepsiCo, Pepsi Bottling Group and PepsiAmericas.  While the EU approval is an important step in the mergers’ process, it is neither an indicator nor an influencer of any decisions that the Federal Trade Commission (FTC) or Securities & Exchange Commission (SEC) will make in the United States, and these processes are still underway in the U.S.  In addition, there are a number of regulatory and legal steps that must be completed in Europe before the transaction is completed. The merger is still expected to close in late 2009 or early 2010.

Certain Legal Notices

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG. At the appropriate time, PBG will mail the final proxy statement/prospectus to shareholders of PBG. INVESTORS AND SECURITY HOLDERS OF PBG ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement and the preliminary proxy statement/prospectus and other documents filed with the SEC by PepsiCo or PBG through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo are available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG are available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and other relevant materials filed with the SEC.

Statements made in this release that relate to future performance or financial results of PBG are forward-looking statements which involve uncertainties that could cause actual performance or results to materially differ. PBG undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in PBG’s filings with the SEC, including the preliminary proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG, PBG’s Annual Report on Form 10-K for the year ended December 27, 2008 and subsequent reports on Forms 10-Q and 8-K.